March 3, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (216) 910-3650

Christopher R. Clegg, Esq.
Senior Vice President, General Counsel, & Secretary
Aleris International, Inc.
25825 Science Park Drive, Suite 400
Beachwood, Ohio 44122


      Re: 	Aleris International, Inc.
      	Form S-4
			File No. 333-122564

Dear Mr. Clegg:

	We have reviewed your filing and have the following comments. Note that our review has been limited to matters related to our Exxon
Capital correspondence. No further review of the registration statement has been nor will be made.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. If you intend to request acceleration prior to March 16, please confirm supplementally that you expect to report income for 2004. If your audited 2004 information becomes available before you request acceleration, please update your registration statement to include it. Note that you must update your registration statement to include audited 2004 financial statements if you request acceleration after
March 16.  See Regulation S-X 3-01(c).

2. If you intend to rely on the position the staff has taken in Exxon
Capital Holdings Corporation (May 13, 1988) and subsequent related no action letters, provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in Morgan Stanley & Co., Inc. (June 5, 1991) and Shearman & Sterling
(July 2, 1993).

Cover Page

3. As currently represented, the offer could be open for less than twenty full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and
Answer 8 in Exchange Act Release No. 16623 (March 5, 1980).
Please
confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Inside Front Cover Page

4. Please include all of the information required by Item 2(2) of Form S-4 on the inside front cover page of the prospectus.

Forward-Looking Statements, page 6

5. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Terms of the Exchange Offer, page 32

6. Revise your disclosure relating to the applicability of Rule
14e-1
to notice for changes in the terms of the offer. Please note that Rule 14e-1(b) requires the offer to remain open for at least ten business days only for changes specified in the rule, rather than any changes as stated in your prospectus.

Expiration Date; Extensions; Amendments, page 33

7. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

8. Please explain that if you decide to extend the exchange offer, you will issue your notice of extension no later than 9:00 a.m. on the next business day after the scheduled expiration date of the offer.

9. We note the disclosure indicating that you will provide notice of
a delay in acceptance, termination, extension, or amendment "as promptly as practicable . . . ."  Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination, as applicable. Please revise here and throughout the document, as necessary.

Determinations of Validity, page 36

10. We note disclosure on indicating that the exchange agent will return any improperly tendered notes "as soon as practicable following the expiration date." Please note that Rule 14e-1(c) requires that you issue the exchange notes or return the initial notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Description of Other Indebtedness, page 53

11. Please elaborate on the terms of your outstanding indebtedness relating to events of default if a default could result in the acceleration of such indebtedness and therefore an event of default under the indenture. If the violation of financial covenants you have made in connection with other indebtedness would ultimately result in an event of default under the indenture, please describe those covenants as they would be in effect from time to time throughout the term of the exchange notes. Finally, if a default in any of the terms of your outstanding indebtedness could result in the acceleration of that indebtedness and therefore an event of default under the indenture, please include a risk factor discussing this possibility and the company`s ability to repay all accelerated indebtedness, including the exchange notes, simultaneously.

Guarantees, page 58

12. We note your disclosure on page 59 regarding the repurchase of the Exchange Notes pursuant to a Change of Control Offer. Please consider providing this information under a separate subheading so that it is readily accessible to investors.



Registration Rights, page 97

13. Please remove the statement that the discussion of the registration rights agreement is qualified by reference to the agreement that is filed as an exhibit. It is appropriate to qualify information in the prospectus by reference to information outside of the prospectus where incorporation by reference or the summary of a particular document is contemplated by the form. See Rule 411(a).

Certain United States Federal Income Tax Considerations, page 100

14. Revise this subheading as well as the disclosure that follows and that appears in the summary to clarify that you are discussing all "material," rather than "certain" or "certain material" tax considerations.

15. Delete the statement that the discussion is "for a general information only." This language may suggest that you do not have full responsibility under the federal securities laws for this discussion. Note that we do not object to the statement that purchasers should consult their tax advisors with respect to their particular circumstances.

16. The language that the exchange offer "should not" constitute a taxable exchange and similar language in this section suggests uncertainty about the consequences of this offer. Please revise, here and in the summary, to provide a more definitive statement.

Certain Book-Entry Procedures for the Global Notes, page 104

17. Delete the statement that information about DTC is provided
"solely for the convenience of investors." This language may suggest that you do not have full responsibility under the federal securities laws for this discussion.

Exhibits and Financial Statement Schedules, page II-2

18. Please file the Letter of Transmittal as an exhibit to your registration statement. We may have comments on this exhibit once it has been filed.

19. We may have comments on the legality opinion when it is filed.

Undertakings, page II-6

20. Provide the entire statement beginning "provided, however . .
..
.." that is required by Item 512(a)(1) for securities that are registered pursuant to Rule 415.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date


      Please contact Matt Franker, Staff Attorney, at (202) 824-
5495
or me at (202) 942-1950 with questions.



      			Sincerely,



      			Pamela A. Long
      					Assistant Director


cc:	Amber Ervin, Esq. (via facsimile 713/651-5246)
      Fulbright & Jaworski L.L.P.
	1301 McKinney, Suite 5100
	Houston, Texas 77010
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Christopher R. Clegg
Aleris International, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE